Filed by Crown Castle International Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Global Signal Inc. Commission File No.: 001-32168

Contacts:	Ben Moreland, CFO
Jay Brown, Treasurer
Crown Castle International Corp.
713-570-3000

FOR IMMEDIATE RELEASE

PRELIMINARY RESULTS OF ELECTION REGARDING MERGER

CONSIDERATION ANNOUNCED IN CROWN CASTLE’S

ACQUISITION OF GLOBAL SIGNAL

January 9, 2007 – HOUSTON, TEXAS—Crown Castle International Corp. (NYSE: CCI) and Global Signal Inc. (NYSE: GSL) today announced the preliminary results of elections made by Global Signal stockholders regarding their preferences as to the form of merger consideration they will receive in the pending acquisition of Global Signal by Crown Castle. The election deadline for Global Signal stockholders to have made merger consideration elections in connection with the proposed merger expired at 5:00 p.m., New York City time, on January 8, 2007.

Of the approximately 70,713,364 shares of Global Signal common stock outstanding and eligible to make elections as of January 8, 2007:

-	68,790,391 shares, or approximately 97.3%, elected to receive cash;

-	1,844,662 shares, or approximately 2.6%, elected to receive Crown Castle common stock; and

-	78,311 shares, or approximately 0.1%, did not make a valid election.

The elections with respect to approximately 6,342,572 of the foregoing shares electing to receive cash and approximately 113,777 of the foregoing shares electing to receive stock were made pursuant to the notice of guaranteed delivery procedure, which requires the delivery of Global Signal shares to the exchange agent for the merger by 5:00 p.m., New York City time, on January 11, 2007. If the exchange agent does not receive the required share certificates or book-entry transfer of shares by this guaranteed delivery deadline, the Global Signal shares subject to such election will be treated as shares that did not make a valid election.

After the final results of the election process are determined, the actual merger consideration and the allocation of the merger consideration will be computed using the formula in the merger agreement. The aggregate amount of cash that will be paid in the merger is capped at $550 million and will be reduced on a dollar-for-dollar basis to the extent of certain cash dividends and other cash distributions declared or paid by Global Signal or any of its subsidiaries after October 5, 2006 and prior to the effective time of the merger. No such cash dividends or other cash distributions have been declared or paid as of January 8, 2006.

A more complete description of the merger consideration and the proration procedures applicable to elections is contained in the definitive joint proxy statement/prospectus dated November 29, 2006 that was mailed on or about December 8, 2006 to Global Signal and Crown Castle stockholders of record as of November 27, 2006. Global Signal and Crown Castle stockholders are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety. Copies of the definitive joint proxy statement/prospectus may be obtained for free by following the instructions below under “Additional Information.” Crown Castle and Global Signal currently expect to complete the merger on January 12, 2007. The proposed merger remains subject to the satisfaction of certain conditions contained in the merger agreement.

Crown Castle International Corp. engineers, deploys, owns and operates technologically advanced shared wireless infrastructure, including extensive networks of towers. Crown Castle offers significant wireless communications coverage to 76 of the top 100 US markets and to substantially all of the Australian population. Crown Castle owns, operates and manages over 11,500 and over 1,300 wireless communication sites in the US and Australia, respectively. On October 6, 2006, Crown Castle announced it had entered into a definitive agreement to acquire Global Signal Inc. (NYSE: GSL). Global Signal owns, leases or manages approximately 11,000 towers and other wireless communications sites. For more information on Crown Castle, please visit http://www.crowncastle.com.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on Crown Castle and Global Signal management’s current expectations. Such statements include, but are not limited to, plans, projections and estimates regarding the contemplated Crown Castle and Global Signal merger (“Proposed Transaction”), including allocation of merger consideration, timing and completion with respect thereto. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including prevailing market conditions and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors that could affect the results of Crown Castle and Global Signal is included in their respective filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

In connection with the Proposed Transaction, Crown Castle has filed with the SEC a Registration Statement on Form S-4 containing a definitive Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF CROWN CASTLE AND GLOBAL SIGNAL ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CROWN CASTLE, GLOBAL SIGNAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Crown Castle and Global Signal are able to obtain copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus as well as other filings with the SEC incorporated by reference into such documents, containing information about Crown Castle and Global Signal, without charge, at the SEC’s website at http://www.sec.gov. These documents may also be obtained for free from Crown Castle by directing a request to Crown Castle International Corp., Investor Relations, 510 Bering Drive, Suite 600, Houston, Texas 77057 or for free from Global Signal by directing a request to Global Signal Inc. at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232-6427, Attention: Secretary.

Participants in the Solicitation

Crown Castle, Global Signal and their respective directors and executive officers and other members of management may be deemed to be participants in the solicitation of proxies from the security holders of Crown Castle or Global Signal in connection with the Proposed Transaction. Information regarding Crown Castle’s directors and executive officers is available in Crown Castle’s Annual Report on Form 10-K for the year ended December 31, 2005, and the proxy statement, dated April 11, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Information regarding Global Signal’s directors and executive officers is available in Global Signal’s Annual Report on Form 10-K for the year ended December 31, 2005 and the proxy statement, dated April 12, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Additional information regarding the interests of such directors and executive officers is included in the Registration Statement containing the definitive Joint Proxy Statement/Prospectus filed with the SEC.